EXHIBIT 99.1

enCore Energy Announces First Shipment and Delivery of Uranium; Continues to Address Critical Shortage of Domestic Uranium Supply to Fuel Nuclear Energy

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, March 5, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), America's Clean Energy Company™ and America's newest uranium producer, today announced the first shipment of uranium from the Rosita Central Processing Plant ("Rosita Plant") to be followed by the first sales delivery. The first shipment of uranium, and delivery into the sales contract comes after the commencement of production in November 2023 and the Grand Opening of the Rosita Plant in February 2024. enCore is also pleased to announce its fifth long-term supply contract.

Significant Highlights Include:

  enCore has executed its initial shipment of uranium from the Rosita Plant with an expected delivery to the conversion facility the week of March 11th. This is followed by delivery of uranium to the utility customer under our sales contracts;
  enCore has executed the fifth commercial uranium sales contract, with a fourth U.S. utility with deliveries from 2026 through 2032. The terms of the contract reflect the spot price at the time of delivery subject to pricing collars that ensure enCore's revenue stream and allow for potential upside. With this latest contract, enCore's existing commitment has increased to 4.25 million lbs. through 2032, which is well under 50% of enCore's planned production. This contracting will assure continuous revenue to support enCore's longer range growth plans along with steady production increases as a key component of enCore's production strategy;
  enCore hosted the Grand Opening of the Rosita Plant in February 2024, just 20 months after work commenced to restart production. For more information please visit: Rosita Plant Grand Opening (youtube.com)

"We are so very happy to have had the longest serving Governor in Texas' history, and former United States Secretary of Energy, Rick Perry, deliver the keynote address at our Grand Opening of the Rosita Plant in February 2024," said Executive Chairman William M. Sheriff. "Approximately 300 attendees including our senior management, staff, family, landowners as well as federal, state, and local elected officials, community members and investors attended the Grand Opening. Governor Perry's remarks highlighted the urgent need for domestic uranium production to provide baseload power in the United States. The realization of nuclear power as the keystone to America's green electrical generation capacity was a central theme as the large crowd celebrated the newest domestic source of uranium to fuel clean energy for Texas and the United States."

Paul Goranson, Chief Executive Office added: "It was a great honor to share the Grand Opening with all our staff and family along with our guests, providing everyone with the opportunity to see a uranium processing plant and wellfield in full operation. It is equally exciting to now be in a position where we are shipping uranium to our customers, again fulfilling our commitments. With Rosita underway, we are now moving aggressively to re-start the Alta Mesa Plant which we expect will commence production as planned in Q2/2024."

Overview of enCore Energy Contract and Sales Strategy

To support our production pipeline and development plans, enCore has implemented a uranium sales strategy providing the Company with a base level of projected income while preserving significant ability to realize opportunities in the spot market. This strategy assures that enCore will have committed sales to support the capital necessary for construction of new projects, while maintaining flexibility to be opportunistic as market conditions continue to change in favorable ways.

In 2021, enCore announced two term supply agreements, one with UG USA and one with a Fortune 150 U.S. utility. In 2022, enCore announced a third term supply agreement with a U.S. utility; subsequently, enCore announced a fourth sales agreement with another Fortune 500 U.S. utility in February 2023.  In February 2024, enCore signed its fifth sales agreement with a U.S. utility that extends our future deliveries to 2032 securing demand that supports our production growth strategy.

enCore's utility contracts are all spot related with minimum floor and maximum ceiling prices that are adjusted upward annually for inflation. Minimum floor prices are set at such levels to provide the Company with a comfortable margin over its expected costs of operations in Texas, while giving the Company participation in anticipated escalations of the price of uranium.  Combined, enCore has secured 4.25 million pounds U3O8 in committed uranium sales contracts from 2023 to 2032. Three of the contracts provide the optionality to extend with an additional 1.65 million pounds U3O8 to 2032. enCore will continue to assess opportunities to secure future term agreements that will support its continued project and production growth strategies.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central In-Situ Recovery ("ISR") Uranium Processing Plant ("CPP") in November 2023 with work underway for a planned Q2/2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a wellfield using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

W. Paul Goranson MSc., PE., enCore's Chief Executive Officer, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Company advises that it is not basing its production decisions at the Rosita CPP and Alta Mesa CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at this production facility and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP, including past ISR operations in the known mineral resource areas.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding extraction, processing and sales of uranium at Rosita, Alta Mesa and future operations.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to manage operations at its projects; the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks in connection with the Agreement and otherwise, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's public filings, including its annual information form. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.caa. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 05-MAR-24